Corvidane

NASH | Atherosclerosis



Damion J. Boyer · 2nd

Co-Founder & COO

- Corvidane

Amsterdam, North Holland, Netherlands · Contact info

500+ connections



4 mutual connections: Mark Fuller, Jared Newmark, and 2 others

Connect | Message | More

Highlights

Corvidane: Using Regulation Crowdfunding (Reg CF) to acquire ownership

Damion J. spoke at this event

About

Co-Founded Corvidane to develop ONE drug to treat both Atherosclerosis and NASH.

Featured

Link · 7mo

Image · 2yr


DIGITAL RESI
THREE DAY CONFERENCE
REDEFINING EARLY STAGE INVESTMENTS
JUNE 8 -
RESICONFER
novator's Pitch Challenge Finalist: Corvida
Corvidane
rmott
Emery

Finalist for Innovator's Pitch Challenge
media-exp1.licdn.com


GF
PRIX
BEST COLLABORAT
OR DIGI
VistaCare
Tufts
UNIVERSITY
NOVA

Prix Galien Nomination.p

Activity

10,210 followers

Commented • 1w •
Congratulations!

80 • 5 comments

Commented • 1mo •
Well deserved and they are so lucky to have you!

86 • 68 comments

Commented • 2mo •
You guys are crushing it! Beautiful!

303 • 83 comments

See all activity

Experience

Co-Founder & COO

Corvidane · Full-time
Jun 2014 - Present · 7 yrs 8 mos
New York & Amsterdam

Co-Founded Covidane to develop ONE drug capable of treating TWO diseases: ...see more

Alum

INROADS

1987 - Present · 35 yrs 1 mo

Venture Partner / Fellow
FundRx
Aug 2018 - Feb 2020 · 1 yr 7 mos
Greater New York City Area

FundRx is a venture capital firm that invests in early stage healthcare and life sciences companies with over 20 investments to date acr ...see more

Cardiovascular Territory Manager NY/NJ
Maquet Getinge Group
Aug 2013 - Nov 2015 · 2 yrs 4 mos

Clinical Sales Manager NYC
TranS1
Jan 2009 - Jul 2013 · 4 yrs 7 mos

See all 8 experiences

Education

Case Western Reserve University
B.S., Mechanical Engineering
1988 - 1992
Activities and societies: Varsity Track,
Work-Study program,

Dean's High Honors List

Collinwood High School
1984 - 1988

Skills

Surgeons · 50

Hospitals · 37

Endorsed by Valery Dronsky VL and 2 others who are highly skilled at this

Endorsed by 2 colleagues at TranS1

Surgery · 31

 Endorsed by Akella Chendrasekhar M.D. who is highly skilled at this

Endorsed by 2 colleagues at TranS1

See all 24 skills

Recommendations

Received Given

Colleen Hopp · 3rd
PSUR Project Manager Johnson & Johnson
April 1, 2014, Colleen worked with Damion J. on the same team

Damion was one of the most professional representatives I had the opportunity to work with at Covidien. His knowledge and understanding of the needs of his clients was outstanding.

Interests

Influencers Companies Groups Schools



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Founding Managing Partner at Plexo Capital
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Corporate Board Director | Former: CEO | C-Suite Executive | VC | Chief Innovation Officer at GE | CEO of GE Ventures | President & Board Director of Affymetrix
170,038 followers

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